Exhibit (a)(1)(F)

SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 26, 2015 and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Rights)

of

E2open, Inc.

at

$8.60 Net Per Share

by

Eagle Acquisition Sub, Corp.,

A Wholly-Owned Subsidiary of

Eagle Parent Holdings, LLC

Eagle Acquisition Sub, Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (collectively, the “Sponsors”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”), of E2open, Inc., a Delaware corporation (“E2open”), at a price of $8.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MARCH 25, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Condition (as described below) and (iii) the Governmental Authority Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer prior to midnight (New York City time) at the end of March 25, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”), together with any Shares then owned by Purchaser or Parent, shall equal at least a majority of all then outstanding Shares as well as Shares that E2open would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into such Shares, or other rights to acquire or be issued such Shares, for which E2open has received notices of exercise or conversion prior to the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the depositary pursuant to such procedures in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)). The Antitrust Condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated. The Governmental Authority Condition requires that no order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ (whether temporary, preliminary or permanent) shall have been issued or granted, or federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement shall have been enacted, issued or promulgated, by any governmental authority having the effect of preventing or otherwise prohibiting the consummation of the Offer or the Merger, or of making the Merger or the Offer illegal. The Offer is also subject to other conditions as described in the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 4, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and E2open. The Merger Agreement provides, among other things, that as promptly as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into E2open (the “Merger”), with E2open continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, E2open or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or E2open, and (ii) Shares owned by stockholders who validly exercise dissenters’ rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, E2open will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, E2open’s board of directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, E2open and its stockholders; (ii) determined that it is in the best interests of E2open and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved (A) the execution and delivery by E2open of the Merger Agreement, (B) the performance by E2open of its covenants and agreements in the Merger Agreement and (C) the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, including the Tender and Support Agreements; and (iv) resolved to recommend that E2open’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides that the Merger shall be governed by Section 251(h) of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of E2open pursuant to and in accordance with Section 251(h) of the DGCL. Pursuant to Section 251(h) of the DGCL, the word “consummation” as used herein means irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refers to the occurrence of the Acceptance Time.

Parent and the Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

•	if, as of the then-scheduled Expiration Date, any of the conditions to the Offer other than the Minimum Condition has not been satisfied or waived, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for one or more successive increments of up to ten business days each;

•	if, as of the then-scheduled Expiration Date, all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived by Parent, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of ten business days each, though Purchaser is not required to extend the Offer on more than two occasions; and

•	Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law or Order, any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), its staff, or The NASDAQ Global Market, in each case, as applicable to the Offer.

Purchaser shall not, however, terminate or withdraw the Offer prior to any scheduled Expiration Date without the consent of E2open, except in the event of the termination of the Merger Agreement.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of or conditions to the Offer; provided, however, that without the prior written consent of E2open in its sole discretion, Purchaser shall not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, the Antitrust Condition, or the Governmental Authority Condition; (ii) make any change in the terms of or conditions to the Offer that changes the form of consideration payable in the Offer; (iii) make any change in the terms of or conditions to the Offer that decreases the Offer Price or the number of Shares sought in the Offer; (iv) make any change in the terms of or conditions to the Offer that extends the Offer in a manner other than pursuant to the Merger Agreement; (v) make any change in the terms of or conditions to the Offer that imposes any conditions to the Offer other than those set forth in the Merger Agreement or modifies the conditions to the Offer set forth in the Merger Agreement; or (vi) make any change in the terms of or conditions to the Offer that amends any term or condition of the Offer in any manner material and adverse to the holders of the Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and the Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to their rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(a) the certificates evidencing such Shares or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to midnight (New York City time) on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and the Purchaser’s determination shall be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of Parent, the Purchaser, the Sponsors, the Depositary, Georgeson Inc. (the “Information Agent”) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or any waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—Certain United States Federal Income Tax Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. E2open has provided Purchaser with E2open’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on E2open’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at its telephone numbers, address and/or email address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders, Banks and Brokers

Call Toll Free:

800-905-7281

February 26, 2015